# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hyatt Hotels Corporation, CIK 0001468174
CUSIP: 448579102
Title of class of securities: Class A Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 150 North Riverside Plaza, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 04/17/2026
Filed by CIK 0001837294
Persons authorized to receive notices and communications: C. Birkeland & A. Berlin, Latham & Watkins LLP, 330 N. Wabash Avenue, Suite 2800, Chicago, Illinois (IL), 60611, 312-876-7700

## Reporting persons
- Robin Road Trust Company LLC, as trustee of Robin Road Trust and the trusts listed on Appendix 1 of Exhibit 99.1 (CIK 0001837294): type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 1,166,782; sole dispositive power 0; shared dispositive power 1,166,782; aggregate amount beneficially owned 1,166,782 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock, $0.01 par value per share (the "Class A Common Stock"), issuable upon conversion of shares of the Issuer's Class B Common Stock, $0.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock"). As provided in the Issuer's Amended and Restated Certificate of Incorporation (the "Charter"), each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members (as defined in the Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act (as defined in the Schedule 13D), comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 94,139,969 shares of Common Stock outstanding as of March 23, 2026, as adjusted.
- TAWANI Enterprises, Inc.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,166,782; aggregate amount beneficially owned 1,166,782 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 94,139,969 shares of Common Stock outstanding as of March 23, 2026, as adjusted.
- Jennifer N. Pritzker, not individually, but as Chairwoman of and trustee of the sole stockholder of TAWANI Enterprises, Inc.: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 1,166,782; aggregate amount beneficially owned 1,166,782 (1.2% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 94,139,969 shares of Common Stock outstanding as of March 23, 2026, as adjusted.
- Mary F. Falcon, not individually, but solely as the trustee of Tal - 2010 ECI Family Mirror Trust #4: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 21,128; shared voting power 0; sole dispositive power 21,128; shared dispositive power 0; aggregate amount beneficially owned 21,128 (0% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 94,139,969 shares of Common Stock outstanding as of March 23, 2026, as adjusted.
- JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix 2 of Exhibit 99.1: type of reporting person: other (OO); citizenship or place of organization: Bahamas (C5); member of a group; source of funds: other (OO); sole voting power 101,149; shared voting power 0; sole dispositive power 101,149; shared dispositive power 0; aggregate amount beneficially owned 101,149 (0.1% of the class); the aggregate amount excludes certain shares
  Comment: Represents shares of the Issuer's Class A Common Stock issuable upon conversion of shares of the Issuer's Class B Common Stock. As provided in the Charter, each share of Class B Common Stock is convertible at any time, at the option of the holder, into one share of Class A Common Stock.
  
  The Reporting Person is party to certain agreements with the Separately Filing Group Members, which agreements contain, among other things, certain voting agreements and limitations on the sale of their shares of Common Stock. As a result, the Reporting Person may be deemed to be a member of a "group," within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any other Reporting Person or by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.
  
  All references to the number of shares outstanding are as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026. The percentage is calculated using the total number of shares of Common Stock beneficially owned by the Reporting Person and based on 94,139,969 shares of Common Stock outstanding as of March 23, 2026, as adjusted.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, $0.01 par value per share
Name of issuer: Hyatt Hotels Corporation
Address of issuer's principal executive offices: 150 North Riverside Plaza, 8th Floor, Chicago, Illinois (IL), 60606
Comment: This Amendment No. 10 to Schedule 13D ("Amendment No. 10") amends and supplements the Schedule 13D originally filed by the Reporting Persons on April 26, 2010 (as amended to date, the "Schedule 13D"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is amended by deleting the first paragraph thereof and replacing such paragraph with the following:
This Schedule 13D is being filed by Robin Road Trust Company LLC, as trustee of Robin Road Trust and the trusts listed on Appendix 1 of Exhibit 99.1, TAWANI Enterprises, Inc., Jennifer N. Pritzker, not individually, but as Chairwoman of and trustee of the sole stockholder of TAWANI Enterprises, Inc., Mary F. Falcon, not individually, but solely as the trustee of Tal - 2010 ECI Family Mirror Trust #4, and JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix 2 of Exhibit 99.1 (together, the "Reporting Persons").
Residence or business address:
Item 2 of the Schedule 13D is amended by deleting the second paragraph thereof and replacing such paragraph with the following:

The address of the principal business and principal office of Robin Road Trust Company LLC is 551 Union Street, Suite 735, Nashville, Tennessee 37219. The address of the principal business and principal office of TAWANI Enterprises, Inc., Jennifer N. Pritzker and Mary F. Falcon is 104 S. Michigan Ave., Suite 1025, Chicago, Illinois 60603. The address of the principal business and principal office of JP Morgan Trust Company (Bahamas) Limited is Bahamas Financial Centre, Shirley & Charlotte Streets, P.O. Box N-4899, Nassau, Bahamas.
Present principal occupation or employment: Item 2 of the Schedule 13D is amended by deleting the third paragraph thereof and replacing such paragraph with the following: The principal business of Ms. Pritzker is Chairwoman of TAWANI Enterprises, Inc., Founder and Chair of the Pritzker Military Museum and Library, Founder of the Pritzker Military Foundation, and Founder of the TAWANI Foundation. The other Reporting Persons are principally engaged in the business of investing the assets of the trusts for the benefit of the beneficiaries of such trusts.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is amended and supplemented as follows:

On January 30, 2025, FirstCaribbean International Trust Company (Bahamas) Limited, as trustee of THP 2010 Trust N2, donated 19,001 shares of Class B Common Stock (the "2025 Donation"). In accordance with the Charter, the shares of Class B Common Stock donated pursuant to the 2025 Donation automatically converted into shares of Class A Common Stock immediately upon the 2025 Donation. Following the 2025 Donation, FirstCaribbean International Trust Company (Bahamas) Limited, as trustee of THP 2010 Trust N2, no longer held any shares of Common Stock.

On May 14, 2025, Robin Road Trust Company LLC, as trustee of JNP Parachute Mirror Trust K, JNP Parachute Mirror Trust L and JNP 2010 - P.G. Trust (collectively, the "Sellers"), sold an aggregate of 364,620 shares of Class B Common Stock in a block trade with a broker-dealer at a price of $132.75 per share, for an aggregate price of $48,403,305 (the "May 2025 Sale"). In accordance with the Charter, the shares of Class B Common Stock sold pursuant to the May 2025 Sale automatically converted into shares of Class A Common Stock immediately upon the May 2025 Sale.

On April 17, 2026, the Sellers sold an aggregate of 291,696 shares of Class B Common Stock in a block trade with a broker-dealer at a price of $167.75 per share, for an aggregate price of $48,932,004 (the "April 2026 Sale"). In accordance with the Charter, the shares of Class B Common Stock sold pursuant to the April 2026 Sale automatically converted into shares of Class A Common Stock immediately upon the April 2026 Sale.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

The 2025 Donation was completed on January 30, 2025, as described in Item 3 of this Amendment No. 10.

The May 2025 Sale was completed on May 14, 2025, as described in Item 3 of this Amendment No. 10.

The April 2026 Sale was completed on April 17, 2026, as described in Item 3 of this Amendment No. 10.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is amended and supplemented as follows:

As of the date hereof, the Reporting Persons in the aggregate may be deemed to be the beneficial owners of 1,289,059 shares of Class B Common Stock beneficially owned by the Reporting Persons. Based on the number of shares of Class B Common Stock outstanding as of March 23, 2026, as reported in the Issuer's Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 2, 2026, as adjusted to account for (i) the conversion of an aggregate 8,970 shares of Class B Common Stock into 8,970 shares of Class A Common Stock in connection with sales by a certain Separately Filing Group Member on April 16, 2026 and (ii) the conversion of an aggregate 291,696 shares of Class B Common Stock into 291,696 shares of Class A Common Stock in connection with sales by the Reporting Persons on April 17, 2026, the number of shares of Class B Common Stock beneficially owned by the Reporting Persons represents 2.4% of the total number of shares of Class B Common Stock outstanding. Based on the number of shares of Common Stock outstanding as of March 23, 2026, as adjusted, the number of shares of Common Stock beneficially owned by the Reporting Persons represents 1.4% of the total number of shares of Common Stock outstanding and 2.3% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Exhibit 99.2 filed with this Amendment No. 10 amends and restates, in its entirety, Schedule A previously attached to the Schedule 13D. Exhibit 99.2 attached to this Amendment No. 10 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by each Reporting Person. With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.

Robin Road Trust Company LLC is a manager-managed limited liability company and the trustee of the trusts listed on Appendix 1 of Exhibit 99.1, and in such capacity may be deemed to beneficially own the 1,166,782 shares of Class B Common Stock held by such trusts. Robin Road Trust is the sole member of Robin Road Trust Company LLC, and in such capacity may be deemed to beneficially such shares of Class B Common Stock. Robin Road Trust Company LLC is the trustee of Robin Road Trust, and in such capacity may be deemed to beneficially own such shares of Class B Common Stock. The Managing Directors of Robin Road Trust Company LLC are David Pelizzon, Mary F. Falcon and Michelle Nakfoor. The voting and investment decisions of Robin Road Trust Company LLC are made by the Trust and Investment Committee of its board of managers, consisting of David Pelizzon, Mary F. Falcon, Michelle Nakfoor, John Ringer and Evangelia Liaskas. The Managing Directors and the members of the Trust and Investment Committee disclaim beneficial ownership as a result of serving as Managing Directors and/or serving on the Trust and Investment Committee. Robin Road Trust Company LLC has also authorized TAWANI Enterprises, Inc. to make certain investment decisions on behalf of Robin Road Trust Company LLC, and in such capacity TAWANI Enterprises, Inc. may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock. TAWANI Enterprises, Inc. is a corporation whose Chairwoman is Jennifer N. Pritzker and whose sole stockholder is the Jennifer N. Pritzker Revocable Trust, with Jennifer N. Pritzker as sole trustee. In such capacity, Ms. Pritzker may, for the purposes hereof, be deemed to beneficially own such shares of Class B Common Stock.

Based solely on the information contained in the Schedule 13Ds, as amended, filed by the Separately Filing Group Members, as of the date hereof, the Pritzker Family Group in the aggregate may be deemed to be the beneficial owners of 766,775 shares of currently issued Class A Common Stock and 50,560,412 shares of Class A Common Stock issuable upon conversion of 50,560,412 shares of Class B Common Stock beneficially owned by the Pritzker Family Group. The number of shares of Class A Common Stock beneficially owned by the Pritzker Family Group and currently issued represents 1.9% of the total number of shares of Class A Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Class B Common Stock beneficially owned by the Pritzker Family Group represents 95.7% of the total number of shares of Class B Common Stock outstanding, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock. The number of shares of Common Stock beneficially owned by the Pritzker Family Group represents 54.5% of the total number of shares of Common Stock outstanding and 88.9% of the total voting power of the shares of Common Stock outstanding, voting together as a single class, assuming that no additional outstanding shares of Class B Common Stock have been converted into shares of Class A Common Stock.

Exhibit 99.3 filed with this Amendment No. 10 amends and restates, in its entirety, Schedule B previously filed with the Schedule 13D. Exhibit 99.3 attached to this Amendment No. 10 sets forth, as of the date hereof, the number of shares and percentage of the Class A Common Stock outstanding, the number of shares and percentage of the Class B Common Stock outstanding, the percentage of the total number of shares of Common Stock outstanding, and the percentage of the total voting power of the shares of Common Stock outstanding, voting together as a single class, represented by the shares beneficially owned by the Reporting Persons and each Separately Filing Group Member. All information with regard to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members. With respect to matters upon which the Issuer's stockholders are entitled to vote, the holders of Class A Common Stock and Class B Common Stock vote together as a single class, and each holder of Class A Common Stock is entitled to one vote per share and each holder of Class B Common Stock is entitled to ten votes per share.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a)
Transactions in the class effected during the past sixty days:
Item 5 of the Schedule 13D is amended and supplemented as follows:

Based solely on the information contained in a Form 4 filing filed on April 17, 2026 by a Separately Filing Group Member, such Separately Filing Group Member sold an aggregate of 8,970 shares of Class B Common Stock. In accordance with the Charter, the shares of Class B Common Stock sold pursuant ot such sales automatically converted upon such sales into shares of Class A Common Stock. The April 2026 Sale was completed on April 17, 2026, as described in Item 3 of this Amendment No. 10.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 99.1 - Appendix 1 and 2

Exhibit 99.2 - Schedule A

Exhibit 99.3 - Schedule B

## Signatures
- Robin Road Trust Company LLC, as trustee of Robin Road Trust and the trusts listed on Appendix 1 of Exhibit 99.1: /s/ Mary F. Falcon, President (04/21/2026)
- TAWANI Enterprises, Inc.: /s/ Michelle M. Nakfoor, General Counsel (04/21/2026)
- Jennifer N. Pritzker, not individually, but as Chairwoman of and trustee of the sole stockholder of TAWANI Enterprises, Inc.: /s/ Jennifer N. Pritzker, Jennifer N. Pritzker, not individually, but as Chairwoman of and trustee of the sole stockholder of TAWANI Enterprises, Inc. (04/21/2026)
- Mary F. Falcon, not individually, but solely as the trustee of Tal - 2010 ECI Family Mirror Trust #4: /s/ Mary F. Falcon, Mary F. Falcon, not individually, but solely as the trustee of Tal - 2010 ECI Family Mirror Trust #4 (04/21/2026)
- JP Morgan Trust Company (Bahamas) Limited, not individually, but solely as trustee of the trusts listed on Appendix 2 of Exhibit 99.1: /s/ Rhonda Finley /s/ Thurl Edwards, Rhonda Finley, Authorized Signatory* Thurl Edwards, Authorized Signatory* (04/21/2026)
Comment: *A Managing Director's Certificate evidencing the authority of such persons to sign and file this Amendment No. 10 on behalf of JP Morgan Trust Company (Bahamas) Limited was filed as Exhibit 24 to this Schedule 13D.